250 WILLIAMS STREET ATLANTA, GA 30303 P 404.302.9700 F 404.475.0520 www.internap.com

December 21, 2007

Morgan Youngwood
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

VIA FACSIMILE

Re:	Internap Network Services Corporation
Form 10-K for the fiscal year ended December 31, 2006
Filed March 13, 2007
Form 10-Q for the quarterly period ended September 30, 2007
Filed November 9, 2007
File No. 001-31989

Dear Mr. Youngwood:

We are in receipt of your letter dated December 20, 2007 to Mr. James P. DeBlasio.  In light of the upcoming holidays, we respectfully request an extension to respond until Tuesday, January 22, 2008.

                                        Very truly yours,

                                        /s/ Richard Dobb

                                        Richard P. Dobb
                                        Vice President and General Counsel

cc:	Chris White (via facsimile)
Matthew Crispino (via facsimile)